Media Relations Jorge Perez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR SHARES OF CLH

MONTERREY, MEXICO. OCTOBER 29, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, on October 23, 2020, the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) (the “SFC”) authorized CEMEX España, S.A. (“CEMEX España” or the “Offeror”), an indirect Spanish subsidiary of CEMEX, to commence a tender offer (the “Offer”) to acquire a minimum of one (1) ordinary share, and a maximum of one hundred forty-nine million six hundred ten thousand one hundred six (149.610.106) ordinary shares of CEMEX LATAM HOLDINGS, S.A. (“CEMEX Latam”), an indirect Spanish subsidiary of CEMEX, registered with the Colombian National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (the “BVC”).

In connection with the Offer, CEMEX España has made public today the Notice of Tender Offer for the Acquisition of Ordinary Shares of CEMEX Latam (the “Offer Notice”) informing the general public of the general conditions of the Offer and making public the Tender Offer Booklet for the Purchase of Ordinary Shares of CEMEX Latam (the “Offer Booklet”, together with the Offer Notice, the “Offer Documents”). The Offer Booklet has been made available to recipients of the Offer at: (i) the SFC, located at Calle 7 No. 4—49, Bogotá D.C., Colombia, (ii) the web page of the BVC (https://www.bvc.com.co Opción: Empresas -> Prospectos -> Acciones), (iii) the Offeror’s offices located at Hernández de Tejada 1, CP 28027, Madrid, Spain, and its web page (https://www.cemex.es/prensa), (iv) the offices of Gómez-Pinzón Abogados S.A.S., the legal adviser to the Offeror, located at Calle 67 No. 7-35 Oficina 1204, Bogotá D.C., Colombia, and (v) the offices of Corredores Davivienda S.A. Comisionista de Bolsa located at Carrera 7 No. 71 – 52 TB Piso 16 Bogotá D.C., Colombia, and its web page (https://www.daviviendacorredores.com/2020/04/opa-cemex-latam-holdings/). The Offer Notice will be published on Colombian newspapers La República and Portafolio and will also be made available to the recipients of the Offer at the same locations listed in this paragraph, where the Offer Booklet will be made available. Unofficial English translations of each of the Offer Booklet and the Offer Notice have been made available to recipients of the Offer at www.cemex.es/prensa.

In accordance with the information publicly available through the Colombian National Register of Securities and Issuers (Registro Nacional de Valores y Emisores), the Offer is directed to all CEMEX Latam shareholders (except for shares either owned by CEMEX España or by CEMEX Latam) for a purchase price of 3,250COP$ per ordinary share of CEMEX Latam, on the terms and subject to the conditions to be set forth in the Offer Documents. Pursuant to Colombian regulations, trading of shares of CEMEX Latam will be reactivated as of October 30, 2020.

This communication shall not constitute any offer to buy or a solicitation of an offer to sell shares of CEMEX Latam, and the Offer will be made only pursuant to the terms and conditions contained in the Offer Documents.

THERE WILL BE NO REGISTRATION BEFORE THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) OF THE NATIONAL BANKING AND SECURITIES COMMISSION OF MEXICO (COMISIÓN NACIONAL BANCARIA Y DE VALORES), AND THERE WILL BE NO PUBLIC OFFER OR ANY INTERMEDIARY ACTIVITIES IN MEXICO, OTHER THAN PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION ESTABLISHED IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES) TO MEXICAN QUALIFIED INSTITUTIONS AND INVESTORS.

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This announcement contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries’ (together, the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied herein. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan, “Operation Resilience” strategy and any future plans, initiatives or strategies; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. The Company assumes no obligation to update or correct the information contained herein.

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